Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Post-Effective Amendment No. 1 to the Registration Statement (Form S-3) and related Prospectus of Sangamo Therapeutics, Inc. for the registration of its common stock, preferred stock, debt securities and warrants and to the incorporation by reference therein of our reports dated February 24, 2022, with respect to the consolidated financial statements of Sangamo Therapeutics, Inc., and the effectiveness of internal control over financial reporting of Sangamo Therapeutics, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

San Mateo, California

February 22, 2023